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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __ )

                               ------------------

                                 SIX FLAGS, INC.
                            (Name of Subject Company)

                                 SIX FLAGS, INC.
                      (Name of Person(s) Filing Statement)

                               ------------------

               COMMON STOCK, PAR VALUE $0.025 PER SHARE (INCLUDING
       THE ASSOCIATED RIGHTS TO PURCHASE SERIES A JUNIOR PREFERRED STOCK)
                         (Title of Class of Securities)

                                    83001P109
                      (CUSIP Number of Class of Securities)

                               ------------------

                              JAMES COUGHLIN, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                 SIX FLAGS, INC.
                              122 EAST 42ND STREET
                            NEW YORK, NEW YORK 10168
                                 (212) 599-4690

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With copies to:

   THOMAS A. ROBERTS, ESQ.                       PETER A. ATKINS, ESQ.
    RAYMOND O. GIETZ, ESQ.                      DAVID J. FRIEDMAN, ESQ.
  WEIL, GOTSHAL & MANGES LLP           SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP
       767 FIFTH AVENUE                            FOUR TIMES SQUARE
NEW YORK, NEW YORK 10153-0119                   NEW YORK, NEW YORK 10036
        (212) 310-8000                               (212) 735-3000


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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
                                   SIX FLAGS



                                                              November 2, 2005

Dear Fellow Six Flags Stockholder:

       Daniel M. Snyder wants you to place him and his hand-picked designees on the Six Flags Board so they can change the senior management and strategic direction of your company. In our view, that's a risky bet for stockholders to take. A Red Zone victory would seriously undermine our efforts to sell the Company and jeopardize your chances to receive maximum value for all of your Six Flags shares. It also would mean that people with no experience in the theme park industry would be in a position to implement so-called "ideas" that we think are dangerous and potentially destructive of stockholder value.

       While Red Zone is trying to convince you otherwise, our strategic plan is working--we've delivered strong results for 2005 and Six Flags is well positioned for the future. Also, our sales process is well underway and should produce a buyer by year-end. There's absolutely no reason for stockholders to act hastily. Don't let Red Zone disrupt our sales process or risk your investment--we urge you not to support Red Zone's proposals and not to sign Red Zone's white consent form.


            STOCKHOLDERS HAVE EVERYTHING TO GAIN AND NOTHING TO LOSE
                 BY LETTING THE BOARD CONCLUDE THE SALE PROCESS
                        IN A PROMPT AND EFFICIENT MANNER

       We believe the Board's sale process is the best way to deliver full and fair value to stockholders for all of their shares.

       Two nationally recognized investment banks, Lehman Brothers and Allen & Company, are leading a prompt, orderly and COMPETITIVE AUCTION PROCESS THAT IS DESIGNED TO RESULT IN THE BEST POSSIBLE TRANSACTION FOR ALL STOCKHOLDERS. The process is already well underway and moving forward according to plan. We have attracted the interest of a large number of potential financial and strategic buyers, and we expect to receive initial bids from interested parties in early November. We expect that a buyer could be chosen and a definitive agreement executed by the end of the year, unless the process is disrupted.

       Stockholders should be aware that we have repeatedly invited Red Zone to participate in the sale process, but it has failed to respond to our invitation. ASK YOURSELF, IF MR. SNYDER IS SO CONFIDENT THAT HIS OPERATIONAL IDEAS CAN CREATE GREATER VALUE, WHY WOULDN'T HE PARTICIPATE IN THE SALE PROCESS AND CAPTURE THE VALUE ALL FOR HIMSELF AND HIS PARTNERS?

       Instead, Red Zone has publicly stated its opposition to a sale of the Company, and is engaging in a consent solicitation to advance its own agenda. THE CHANGES SOUGHT BY RED ZONE WOULD, IN OUR VIEW, SERIOUSLY DISRUPT OUR PROCESS AND CHILL THE INTEREST OF POTENTIAL ACQUIRORS.

       Don't let Mr. Snyder limit your options and decide your future for you! The Board believes that its process will result in the best possible price for the Company. Stockholders should allow the process to go forward and stockholders as a group--and not Red Zone or Mr. Snyder--should be the ones to decide whether the sales price will be attractive enough to garner their support.


                      SIX FLAGS' STRATEGIC PLAN IS WORKING:
                  MEANINGFUL REVENUE AND EBITDA GROWTH IN 2005

       Your Board and management responded to a downturn in the theme park industry that impacted the entire sector by implementing a multi-pronged, multi-year plan to improve performance and enhance stockholder value.

      o ENHANCED GUEST EXPERIENCE by increasing seasonal labor staffing at all parks, expanding our spending on landscaping and park appearance, and enhancing our infrastructure and guest amenities.

      o ADDED NEW FAMILY ATTRACTIONS AND THRILL RIDES at numerous parks. AS EVERYONE FAMILIAR WITH THE THEME PARK BUSINESS KNOWS, SPENDING ON NEW FAMILY-ORIENTED ATTRACTIONS AND THRILL RIDES IS VITAL. Mr. Snyder doesn't get this. Our capital investment program has delivered strong growth and has been an important part of the major turn-around that has been achieved. The $125 million of capital investment already planned and committed for 2006 will be similarly broad-based and include the addition of family attractions and thrill rides.

      o CREATED NEW ADVERTISING CAMPAIGN featuring the iconic "Mr. Six." This award-winning integrated marketing campaign has been a huge success with our target demographics--both moms and teens. It has achieved remarkable levels of likeability and recall and represents tremendous brand equity for the Company. This campaign has such high levels of brand recognition that it enables us to carefully reduce ad expenditures while maintaining top of mind awareness.

      o DIVESTED NON-CORE ASSETS, including $358 million in the first half of 2004, to reduce debt. WE CONTINUALLY EVALUATE ALL REALISTIC ALTERNATIVES TO MAXIMIZE THE VALUE OF OUR ASSET PORTFOLIO, and earlier this year announced the closure of AstroWorld in Houston so that we could capitalize on the unique, marked increase in land value for this location over the last few years.

       The results of our strategic plan have been impressive. As of September 30, 2005, revenues were up by 9.2% year-to-date (including the Houston park), with revenues increasing over the prior year at virtually all of our parks. We expect these trends to continue for the balance of 2005 and remain on track for our full-year performance targets. AS A RESULT OF OUR PLAN, WE HAVE SIGNIFICANTLY OUTPERFORMED OUR PEERS IN 2005, AND WE BELIEVE THE STAGE IS SET FOR FUTURE GROWTH.


             RED ZONE'S ILL-CONCEIVED OPERATIONAL "IDEAS" WOULD PUT
                             YOUR INVESTMENT AT RISK

       In our view, Red Zone's proposed operational ideas, and its criticisms of Six Flags' management and strategy, are MISGUIDED, ILL-CONCEIVED AND POTENTIALLY DESTRUCTIVE OF STOCKHOLDER VALUE. Red Zone's suggestions are neither original nor creative; any valid ideas it offers are already reflected in Six Flags' current strategic plan. Many of its other proposed strategic and operational changes reveal a significant lack of understanding of and experience in the theme park business. Red Zone is asking you to trust it to run your Company, but their ideas demonstrate that it just doesn't understand how to operate this business:

      o Red Zone would outsource our HIGHLY PROFITABLE CONCESSION BUSINESS, which generated an estimated $275 million in sales this year. If Six Flags had outsourced its 2005 concession business and received the same 36% cut that satisfies Mr. Snyder at Fedex Field, OUR PROFIT WOULD HAVE BEEN REDUCED BY APPROXIMATELY $60 MILLION.

      o Red Zone would substantially reduce our advertising and marketing expenditure and rely primarily on direct marketing. We have already carefully reduced our media expenditures this year and will continue to trim carefully in the future. However dramatic reductions would imperil performance in a business that must maintain top of mind awareness over a long operating season and convert intent to visit into actual visitation throughout the year.

      o Red Zone would abandon our ad campaign that successfully targets both mothers and our other KEY DEMOGRAPHIC, the teen market, which represents 30% of our annual attendance (10 million visitors). Red Zone also plans to reduce capital investment on the rides and attractions that drive our attendance. Our research shows that the majority of teens visit parks with an adult.

      o Red Zone would risk DRAMATIC ATTENDANCE DECLINES by making drastic changes in pricing and discount strategies, repricing admission and parking prices without understanding the different competitive local markets in which we operate. More importantly the theme park industry does not enjoy the unlimited pricing power Mr. Snyder can exercise as owner of a storied NFL franchise with a local monopoly and lengthy waiting lists for season ticket buyers. We constantly review our ticket and parking prices on a park-by-park basis to maximize profitability and have seen the impact that sharp pricing moves can have on attendance levels.

       The seasonal theme park business does not allow for a mid-season correction of ill-conceived ideas. The Board believes that Mr. Snyder, if given the opportunity to aggressively implement his ideas, would damage the business, and put the Company's capital structure at significant risk. In fact, Mr. Snyder's refusal to participate in the sale process suggests that he lacks confidence in his own ideas. HE SEEMS WILLING TO GAMBLE ON HIS PLANS FOR YOUR COMPANY WITH YOUR INVESTMENT AT RISK... ARE YOU?


              WE URGE ALL STOCKHOLDERS TO PROTECT THEIR INVESTMENT
                 IN SIX FLAGS AND REJECT THE RED ZONE PROPOSALS

       You have the unique opportunity to protect the value of your investment by rejecting Red Zone and its efforts to take effective control of your Company. First, do not sign Red Zone's white consent card. Second, if you have previously signed a white consent card, you may revoke that consent by simply signing, dating and mailing the enclosed BLUE Consent Revocation Card immediately. Finally, if you have not signed Red Zone's consent card, you can show your support for your Board by signing, dating and mailing the enclosed BLUE Consent Revocation Card. Regardless of the number of shares you own, your revocation of consent is important. Please act today.

       Thank you for your loyalty and support.


                                         Very truly yours,

                                         /s/ Kieran E. Burke,

                                         Kieran E. Burke,
                                         Chairman and Chief Executive Officer




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                    WE URGE YOU TO DISCARD ANY WHITE CONSENT
                      CARDS THAT YOU RECEIVE FROM RED ZONE


   IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE IN VOTING YOUR BLUE CONSENT
                 REVOCATION CARD, PLEASE CALL MACKENZIE PARTNERS
                       AT THE PHONE NUMBERS LISTED BELOW.


                                    MAKENZIE
                                 PARTNERS, INC

                               105 Madison Avenue
                               New York, NY 10016
                           proxy@mackenziepartners.com
                          Call collect: (212) 929-5500
                          OR TOLL-FREE: (800) 322-2885

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Six Flags, Inc. is the world's largest regional theme park company.

In response to the tender offer by Red Zone, if and when commenced, Six Flags will file with the SEC its recommendation to stockholders on Schedule 14D-9 regarding the tender offer and any amendments thereto. Investors and security holders are advised to read Six Flags' Solicitation/ Recommendation Statement on
Schedule 14D-9 when it is filed and becomes available because it will contain important information. Investors and security holders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (when it is filed and becomes available) free of charge at the SEC's website at www.sec.gov. Six Flags, Inc. also will provide a copy of these materials without charge on its website at www.sixflags.com.

FORWARD LOOKING STATEMENTS:

       The information contained in this letter, other than historical information, consists of forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, the costs of reviewing and responding to the unsolicited offer and consent solicitation, and other impacts of the proposed offer on Six Flags' operations. Although Six Flags believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors, including factors impacting attendance, such as local conditions, events, disturbances and terrorist activities, risks of accidents occurring at Six Flags' parks, adverse weather conditions, general economic conditions (including consumer spending patterns), competition, pending, threatened or future legal proceedings and other factors could cause actual results to differ materially from Six Flags' expectations. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained under the captions "Cautionary Note Regarding Forward-Looking Statements" and "Business--Risk Factors" in Six Flags' Annual Report on Form 10-K for the year ended December 31, 2004, which is available free of charge on Six Flags' website at www.sixflags.com.